Exhibit 99.1

Caesarstone Announces Dr. Ariel Halperin’s Resignation from Board of Directors

MP MENASHE, Israel -- (BUSINESS WIRE) -- Caesarstone Sdot-Yam Ltd. (CSTE), a manufacturer of high quality engineered quartz surfaces, today reported that Dr. Ariel Halperin has resigned from the Company’s Board of Directors, effective immediately.  Dr. Halperin, a co-founder of Tene Investment Funds, resigns following the recent completion of a secondary offering of Tene's shares in the Company. The board now consists of 9 directors, four of which are independent.

Yosef Shiran, Chief Executive Officer of Caesarstone, commented, “We are deeply grateful for Ariel's guidance and support as a member of our Board of Directors over the last six years.  His management expertise and Tene’s capital support were important factors in the growth and evolution of Caesarstone as a leading global brand and business.  We wish him well in his future endeavors."

Dr. Halperin commented, “Among the investments made by Tene since its founding in 2004, none are better examples of how a successful partnership between entrepreneurs and the professional capital markets can create tremendous value for the full spectrum of stakeholders in a business.  We have been very proud to be associated with Caesarstone.”

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products – Classico, Supremo, Motivo and Concetto – are available in over 40 countries around the world. For more information about the Company, please visit our website www.caesarstone.com.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; unpredictability of seasonal fluctuations in revenues; the outcome of silicosis claims and the claim by our former quartz processor; fluctuations in currency exchange rates; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
ICR, Inc.
+1 (203) 682-8229